The Bank of N.T. Butterfield & Son Limited Announces Agreement to Acquire ABN AMRO (Channel Islands) Limited

April 25, 2019



Butterfield

Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 based on current assumptions and forecasts made by The Bank of N.T. Butterfield & Son Limited ("Butterfield") management. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target", "to be", "likely to", "can" and other similar words and expressions of the future. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of Butterfield and the estimates given here. These factors include the following:

Butterfield's ability to successfully complete the proposed acquisition of ABN AMRO (Channel Islands) Limited ("ABN AMRO (Channel Islands)") or realize the anticipated benefits of the proposed transaction in the expected time-frames or at all; Butterfield's ability to successfully integrate ABN AMRO (Channel Islands)'s operations into those of Butterfield; such integration may be more difficult, time-consuming or costly than expected; the failure of any of the conditions to the proposed transaction to be satisfied; revenues following the proposed transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction; risks associated with the disruption of management's attention from ongoing business operations due to the proposed transaction; the parties' ability to meet expectations regarding the timing and completion of the proposed transaction; delays in obtaining any approvals required for the proposed transaction or an inability or perceived inability to obtain them on the anticipated schedule (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the outcome of any legal proceedings that may be instituted against Butterfield or ABN AMRO (Channel Islands); and other factors.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission ("SEC") reports and filings. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC's website at http://www.sec.gov. Except as otherwise required by law, Butterfield assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Compelling Strategic and Financial Rationale

Creating a Premier Global Offshore Bank and Trust Company	• Anticipated to provide additional scale in the Channel Islands – Builds upon recent Deutsche Bank acquisition and existing operations in Guernsey and Jersey – Attractive growth prospects given market size, competitive dynamics and opportunities for further market share gains • Expected to diversify geographic asset mix • Complementary customer base and simple product mix – Builds on custody and investment offerings – Opportunity to extend current service offerings to a broader range of institutional clients
Financially Attractive	• Deal priced with low premium to tangible book[1] (1.1x multiple of TBV[1]) • Financially compelling transaction and conservative assumptions – Low to mid-single digit percentage EPS accretion – TBV earnback less than 3 years – Conservative deposit attrition and cash reinvestment assumptions • Significant opportunity for operating synergies • Attractive use of excess capital that exceeds IRR hurdles (modeled >18%)
Low Risk	• Relatively low risk balance sheet with assets primarily consisting of cash and liquid investment assets • In-market, overlap transaction • Similar products and clients to existing business • Comprehensive due diligence completed • Strong regulatory framework that we know well • Positive posture and Butterfield welcomed by local management

Source: ABN AMRO (Channel Islands) publicly available financials. [1] Tangible book value as of 31-Dec-18, adjusted for £47 million of dividends that have been made or are expected to be made pre-closing.

Channel Islands: A Global and Well-Established Financial Center

A Leading Financial Center and Offshore Banking Market....


United Kingdom
London
Guernsey
Jersey
English Channel
Paris
France

- As British Crown Dependencies, the Channel Islands are among the leading and best-regulated offshore financial centers with a long tradition of servicing an international client base
- Comprised of five islands with the largest being Guernsey and Jersey
- The islands have a well-developed financial infrastructure offering banking, investment advice and management, fiduciary and custodian services
- A long track record in offshore banking, servicing structured finance and other bespoke products to support international companies and capital formation
- Strong supervisory and regulatory regime with full Basel III conformance

...with Constructive Economic Backdrop....

- Small island open economy with steady economic growth
- Stable political and social environment

	Jersey		Guernsey	
	2016	2017	2016	2017
Real GDP (£bn)	4.3	4.3	3.0	3.0
Real GDP growth (%)	0.6	0.4	2.6	2.0
Population (000s)	104.2	105.5	61.9	62.0

....and Attractive Competitive Dynamics

- Attractive competitive dynamics in offshore market
- With the scale of the combined business, Butterfield is positioned for continued market growth given our high touch business model and differentiated value proposition to clients
- As global banks simplify their international footprint, Butterfield remains well positioned to consolidate at attractive valuations

Source: Government of Jersey and Guernsey Census and statistical data.

Overview of ABN AMRO (Channel Islands)

Business Overview and History

- ABN AMRO (Channel Islands) is a licensed bank for trusts, funds and private banking clients
- Established in Guernsey for over 35 years and 100% owned subsidiary of ABN AMRO Bank N.V.
- Current operations in Guernsey and Jersey offer basic financial services including (% of 2018FY revenue[1]):
  - **Traditional banking** (88%) – Deposits, loans, FX and ancillary products and services
  - **Investment management** (7%) – Full discretionary portfolio management service. Awarded the Best Bank for Asset Management in Guernsey Euromoney Private Banking Survey 2018
  - **Custody** (5%) – Custody over assets and fund custody / trustee oversight
- Clients are primarily Channel Islands / UK[2] domiciled and managed by local relationship bankers
  - Client segments include trust companies, company service providers, private clients (HNWI / UNWI) and funds

Deposit Portfolio (31-Dec-18)

By Currency


EUR
26%
USD
40%
GBP
30%
Other
3%

By Product


Time
28%
Special Savings Accounts
42%
Current
30%

£2.9bn[3]
Cost of Deposits: 0.97%
Loans / Deposits: 18%

Loan Portfolio (31-Dec-18)

By Product


Cash-Backed Loans
6%
Lombard
17%
Residential Real Estate
32%
Commercial Real Estate
19%
Buy to Let
25%

£0.5bn
Yield on Loans: 2.81%

AUM / AUC (31-Dec-18)

By Client Type


Trust Companies
16%
Private Clients
20%
Fund Management
64%

£3.5bn

Source: ABN AMRO (Channel Islands) publicly available financials and ABN AMRO (Channel Islands) management. Note: Financial data as of 31-Dec-18.
[1] Sum of net interest income, fees and commission income and FX income.
[2] Including UK territories.
[3] Sum of deposits by banks and customer accounts.

Pro Forma Butterfield Geographic and Currency Mix

	Deposit – By Geography	Deposit – By Currency	Net Revenue[2] – By Geography
Butterfield Standalone (Q1 2019)			
Combined Pro Forma			

Channel Islands & UK 20%
Bermuda 46%
Cayman 34%
Other 6%
GBP 15%
USD 79%
Channel Islands & UK 11%
Cayman 30%
Bermuda 55%
Other 3%
Channel Islands & UK 41%
Bermuda 34%
Cayman 25%
EUR 7%
GBP 19%
Other 5%
USD 69%
Channel Islands & UK 19%
Cayman 27%
Bermuda 51%
Other 3%

Butterfield Standalone (Q1 2019)

Total Deposits: $10.3bn
Q1'19 Cost: 0.38%
Loans / Deposits: 39%

% Fee Income: 33%

Combined Pro Forma

Total Deposits: $14.0bn
W.A. Cost: 0.54%[1]
Loans / Deposits: 33%

% Fee Income: 33%

- ABN AMRO (Channel Islands) is expected to provide geographic diversification to Butterfield Group and enhance liquidity and funding to the Channel Islands
- Deposits expected to be invested primarily in high quality liquid investment assets to match behavioral durations and manage the interest rate risk profile
- Enhanced combined liquidity profile and currency mix likely to reduce overall NIM and ROAA due to shorter duration and lower market rates on EUR and GBP investment assets
- The acquisition model shows an accretive use of capital and increased ROATCE

Source: ABN AMRO (Channel Islands) publicly available financials and ABN AMRO (Channel Islands) management as of or for the year ending 31-Dec-18, Butterfield publicly available financials as of or for the last twelve months ending 31-Mar-19. Converted based on an 1.2932 USD to 1 GBP exchange rate as of 23-Apr-18. [1] Based on weighted average of Butterfield and ABN AMRO (Channel Islands). [2] Equal to the sum of total net interest income, total non-interest income and provisions for credit recoveries (losses). Excludes total other gains (losses). Fee income ratio defined as non-interest income divided by net revenue. Inter-segment eliminations not included for composition purposes but included for fee income ratio.

Butterfield

Transaction Summary

Transaction	• Share purchase acquisition of 100% of the share capital in ABN AMRO (Channel Islands) Limited currently held by ABN AMRO Bank N.V.
Consideration	• 100% cash • To be financed with cash on hand
Purchase Price	• £161 million of fixed consideration, implying ~$208 million[1] consisting of the following components: – 0.50% deposit premium (~$19 million[1]); plus – 0.10% assets under management / custody premium (~$4 million[1]); plus – Tangible book value to be adjusted for expected pre-closing dividends of £47 million ($185 million[1]) • Consideration would be adjusted if deposit attrition between announcement to close exceeds 25%[2] • Represents 1.1x price / tangible book value[3]
Approvals	• Certain regulatory approvals and customary other approvals
Anticipated Closing	• During the third quarter of 2019 once approvals have been granted

Source: ABN AMRO (Channel Islands) publicly available financials. [1] Converted based on an 1.2932 USD to 1 GBP exchange rate as of 23-Apr-18. [2] In this case, deposit premium consideration would be recalculated based on closing balance sheet. [3] Tangible book value as of 31-Dec-18, adjusted for £47 million of dividends that have been made or are expected to be made pre-closing.

Transaction Assumptions and Pro Forma Financial Impact

Assumptions

Expense Savings	• ~$7.5 million pre-tax (~30% of 2018 non-interest expense) • Phased in ~75% in 2020 and 100% thereafter
Balance Sheet Restructuring	• Balance sheet contraction: ~35 - 40% reduction in deposits assumed to occur by the end of the 2020 • Cash re-investment: Securities portfolio to match deposit currencies and duration to remain short until deposits season
Credit Mark	• Gross loan credit mark of 3.0%
One-Time Transaction Costs	• ~$14.3 million pre-tax including deal and integration costs
Core Deposit Intangible	• 2.0% of core deposits (excluding special savings accounts and time deposits) • Amortized over 10 years on a sum-of-the-years digits basis
Capital Impact	• Sufficient regulatory capital • Share repurchases likely on pause for a period with tangible leverage accretion
Tax Rate	• Channel Islands tax rate of 10%
Expected Pro Forma Financial Impact	• Core[1] GAAP EPS accretion: Breakeven / immediately accretive in 2019 and ~3 to 5% accretive in 2020 and 2021 • Model IRR: >18% • TBVPS dilution @ close[2]: ~(4.5)% • TBVPS earnback[2]: Less than 3 years (crossover method)

[1] Core EPS excludes one-time expenses and charges. [2] Assumes full restructuring charge occurs at close.

Current and Pro Forma Capital

- Butterfield's current and model capital ratios exceed regulatory minimums
- No anticipated additional capital raise for this transaction
- Share repurchases likely paused for a period as tangible leverage returns to target range
- No planned changes to Butterfield's dividend plan
- Liquidity and funding ratios expected to remain above regulatory minimums with adequate buffers

Capital Ratios	NTB 31-Mar-19	Combined Pro Forma at 30-Sep-19[1]
TCE / TA	7.1%	5.4%
TCE / TA (Ex. Cash)	9.2%	8.6%
Tier 1 Leverage	7.0%	5.3%
CET1	19.3%	16.4%
Tier 1 Capital	19.3%	16.4%
Total Regulatory Capital	22.0%	18.5%

Source: ABN AMRO (Channel Islands) publicly available financials and ABN AMRO (Channel Islands) management, Butterfield publicly available financials.
[1] Includes anticipated restructuring charges at close.

Comprehensive Due Diligence Completed

Diligence Overview

- Comprehensive due diligence process led by Butterfield's senior management, business heads and Channel Islands team
- Constructed a detailed financial model incorporating assumptions from due diligence teams
- Review of all key areas including clients / products, finance, HR, IT / operations / facilities, audit, compliance, regulatory and legal
- Sample risk-based file review of credit and compliance customer files
- Legal and financial advisors worked with both parties throughout the process. Goldman Sachs and Sullivan & Cromwell served as advisors to Butterfield. Rothschild & Co and Allen and Overy served as advisors to ABN AMRO N.V.

Compliance / Risk

- Risk frameworks and culture is similar to Butterfield
- Over the past five years, ABN AMRO (Channel Islands) completed two significant projects aimed at reviewing its customer base and verifying risk indicators on an individual level. ABN AMRO (Channel Islands) believes the business today has a high quality customer base and strong internal compliance controls. Butterfield will continue to review and integrate compliance and risk functions post-closing

Integration

- Butterfield management has integration experience in the Channel Islands given recent Deutsche Bank acquisition
- Familiarity with ABN AMRO (Channel Islands) among Butterfield Channel Island's management team
- A combined and detailed communication plan for employees, communities and customers is being implemented
- Operates on the same banking platform as Butterfield in Channel Islands
- Integration expected to occur in 2H 2020

Summary

- Expected to improve Butterfield's position as a leading global offshore bank and trust company
- Consistent with articulated corporate development objectives
- Low premium in-market transaction to provide improved scale and enhanced growth prospects
- Expect attractive financial returns with acceptable payback period
- Anticipated to diversify Butterfield's geographic asset mix
- Relatively low risk transaction, given high proportion of liquid assets, with extensive diligence conducted, similar customers and products and conservative model assumptions